SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO Amendment No. 4

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

CME GROUP INC.
(Name of Issuer)

CME GROUP INC. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
Class A Common Stock, par value $0.01 per share (including the associated preferred stock purchase rights)
(Title of Class of Securities)
12572Q105
(CUSIP Number of Class of Securities)
Kathleen M. Cronin, Esq.
Managing Director, General Counsel and Corporate Secretary
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606
(312) 930-1000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copy to:
Rodd M. Schreiber, Esq.
Susan S. Hassan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,500,000,000	$ 107,450
*
Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 6,250,000 outstanding shares of Class A Common Stock at a price of $560.00 per share.

**
Calculated pursuant to Section 13(e) of the Securities Exchange Act of 1934, SEC Release No. 34-53737 and SEC press release number 2007-24 (dated February 16, 2007) as 0.0000307 multiplied by the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $107,450
Form of Registration No.: Schedule TO-I
Filing Party: CME Group Inc.
Date Filed: August 1, 2007
G	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
G	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
G	going-private transaction subject to Rule 13e-3
G	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: G

INTRODUCTION

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on August 1, 2007 (the “Schedule TO”), as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on August 9, 2007 (“Amendment No. 1”), Amendment No. 2 to the Schedule TO filed with the Securities and Exchange Commission on August 20, 2007 (“Amendment No. 2”) and Amendment No. 3 to the Schedule TO filed with the Securities and Exchange Commission on August 23, 2007 (“Amendment No. 3”), by CME Group Inc., a Delaware corporation (the “Company”), in connection with the Company’s offer to purchase up to 6,250,000 shares of its Class A Common Stock, par value $0.01 per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of November 30, 2001, as amended, between the Company and Computershare Investor Services LLC, as rights agent (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price of $560.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 1, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal.

All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as exhibits to the Schedule TO, as amended and supplemented by the information in Amendment No. 1, Amendment No. 2 and Amendment No. 3, is incorporated herein by reference in response to all applicable items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.       Additional Information.

      Item 11 of the Schedule TO is hereby amended and supplemented by including the following information:

On August 30, 2007, the Company issued a press release announcing the preliminary results of the tender offer, which expired at 5:00 P.M., New York City time, on August 29, 2007.  A copy of the press release is filed as Exhibit (a)(5)(vii) hereto and is incorporated herein by reference.

Item 12.       Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(vii)	Press release issued on August 30, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CME GROUP INC.

By:	/s/ Kathleen M. Cronin
Name:	Kathleen M. Cronin
Title:	Managing Director, General Counsel and Corporate Secretary

Dated: August 30, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)*	Offer to Purchase, dated August 1, 2007.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 1, 2007.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Form of summary advertisement.
(a)(5)(ii)*	Press release issued August 1, 2007.
(a)(5)(iii)**	FAQ on the tender offer.
(a)(5)(iv)**	Press release issued on August 8, 2007.
(a)(5)(v)**	Press release issued on August 8, 2007.
(a)(5)(vi)****	Memorandum to clearing firms, dated August 23, 2007.
(a)(5)(vii)	Press release issued on August 30, 2007.
(b)*	364-Day Revolving Credit Agreement, dated as of July 27, 2007, among CME Group Inc., as Borrower, the Lenders party thereto, and Lehman Commercial Paper Inc., as Administrative Agent.
(b)(1)(i)***
Commercial Paper Dealer Agreement, dated as of August 16, 2007, between CME Group Inc., as Issuer, and Lehman Brothers Inc., as Dealer (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on August 20, 2007, File No. 000-33379).

(b)(1)(ii)***
Commercial Paper Dealer Agreement, dated as of August 16, 2007, among CME Group Inc., as Issuer, and Merrill Lynch Money Markets Inc., as Dealer for Notes with maturities up to 270 days, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Dealer for Notes with maturities over 270 days (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed with the SEC on August 20, 2007, File No. 000-33379).

(b)(1)(iii)***
Issuing and Paying Agency Agreement, dated as of August 16, 2007, between CME Group Inc. and JPMorgan Chase Bank, National Association, as issuing and paying agent (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed with the SEC on August 20, 2007, File No. 000-33379).

(d)(1)
Rights Agreement, dated as of November 30, 2001, between Chicago Mercantile Exchange Holdings Inc. and Mellon Investor Services LLC (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-A, filed with the SEC on December 4, 2001, File No. 000-33379), including First Amendment thereto, dated as of November 13, 2002, between Chicago Mercantile Exchange Holdings Inc., Mellon Investor Services, LLC and Computershare Investor Services, LLC (incorporated by reference to Exhibit 5 to the Company’s Form 8-A, filed with the SEC on November 29, 2002, File No. 001-31553); Second Amendment thereto, dated October 26, 2005, by and between Chicago Mercantile Exchange Holdings Inc. and Computershare Investor Services, LLC (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed with the SEC on October 27, 2005, File No. 001-31553).

(d)(2)(i)
Agreement and Plan of Merger, dated as of October 17, 2006, among Chicago Mercantile Exchange Holdings Inc., CBOT Holdings, Inc. and Board of Trade of the City of Chicago, Inc., as amended as of December 20, 2006 and May 11, 2007 (incorporated by reference to Annex A to the joint proxy statement/prospectus that forms a part of the Company’s registration statement on Form S-4 filed with the SEC on May 25, 2007, File No. 333-143282).

(d)(2)(ii)
Amendment No. 3 to the Agreement and Plan of Merger, dated as of June 14, 2007, among Chicago Mercantile Exchange Holdings Inc., CBOT Holdings, Inc. and Board of Trade of the City of Chicago (incorporated by reference to Annex A to the first supplement to the joint proxy statement/prospectus filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 18, 2007, File No. 000-33379).

(d)(2)(iii)
Amendment No. 4 to the Agreement and Plan of Merger, dated as of July 6, 2007, among Chicago Mercantile Exchange Holdings Inc., CBOT Holdings, Inc. and Board of Trade of the City of Chicago (incorporated by reference to Annex A to the second supplement to the joint proxy statement/prospectus that forms a part of the Company’s registration statement on Form S-4, filed with the SEC on July 6, 2007, File No. 333-144371).

(d)(3)	Fourth Amended and Restated Bylaws of CME Group Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K filed with the SEC on July 17, 2007, File No. 000-33379).
(d)(4)	Form of Equity Grant Letter for Executive Officers (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q, filed with the SEC on November 9, 2004, File No. 001-31553).
(d)(5)	2005 Director Stock Plan (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K, filed with the SEC on April 28, 2005, File No. 001-31553).
(d)(6)	Form of Equity Stipend Grant Letter for Non-Executive Directors (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K, filed with the SEC on April 28, 2005, File No. 001-31553).
(d)(7)*	Amended and Restated Chicago Mercantile Holdings Inc. Employee Stock Purchase Plan.
(d)(8)(i)	CBOT Holdings, Inc. 2005 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 10.26 to CBOT Holdings Inc.’s Registration Statement on Form S-1 (Registration No. 333-124730)).
(d)(8)(ii)	Form of Restricted Stock Award (incorporated by reference to Exhibit 10.32 to CBOT Holdings, Inc.’s Registration Statement on Form S-1 (Registration No. 333-124730)).
(d)(8)(iii)
Form of Restricted Stock Award for Directors and Special Advisors (incorporated by reference to Exhibit 10.33 to CBOT Holdings, Inc.’s Registration Statement on Form S-1 (Registration No. 333-124730)).

(d)(8)(iv)	Form of 2007 Non-Qualified Stock Option Award. (incorporated by reference to Exhibit 10.33 to CBOT Holdings, Inc.’s Annual Report on Form 10-K, filed with the SEC on March 1, 2007).
(d)(9)
Chicago Mercantile Exchange Inc. Supplemental Executive Retirement Plan consisting of the grandfathered Supplemental Retirement Plan, dated March 1, 2007, and the Amended and Restated 409A Supplemental Executive Retirement Plan, effective January 1, 2005 (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q, filed with the SEC on May 7, 2007, File No. 000-33379).

(d)(10)
Chicago Mercantile Exchange Inc. Senior Management Supplemental Deferred Savings Plan (SMSDSP) consisting of the grandfathered SMSDSP, dated March 1, 2007, and the Amended and Restated 409A SMSDSP, effective January 1, 2005 (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q, filed with the SEC on May 7, 2007, File No. 000-33379).

(d)(11)
Chicago Mercantile Exchange Holdings Inc. Amended and Restated Omnibus Stock Plan, amended and restated effective as of April 25, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 30, 2007, File No. 000-33379).

(d)(12)
Chicago Mercantile Exchange Holdings Inc. Amended and Restated Annual Incentive Plan, amended and restated effective as of April 25, 2007 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on April 30, 2007, File No. 000-33379).

(d)(13)
Employment Agreement, dated April 3, 2006, between Chicago Mercantile Exchange Inc. and Craig S. Donohue (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the SEC on April 3, 2006, File No. 000-33379).

(d)(14)
Agreement, dated November 7, 2003 between Chicago Mercantile Exchange Inc. and Phupinder Gill (incorporated by reference to Exhibit 10.19 to the Company’s Form 10-K, filed with the SEC on March 11, 2004), including the First Amendment thereto, effective as of December 20, 2005 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the SEC on December 23, 2005, File No. 000-33379).

(d)(15)
Agreement, dated November 21, 2003, between Chicago Mercantile Exchange Inc. and James Krause (incorporated by reference to Exhibit 10.23 to the Company’s Form 10-K, filed with the SEC on March 11, 2004, File No. 001-31553), including the First Amendment thereto, effective on June 1, 2004 (incorporated by reference to Exhibit 10.23 to the Company’s Form 10-K filed with the SEC on March 6, 2006, File No. 000-33379).

(d)(16)
Employment Agreement, dated February 3, 2006, between Chicago Mercantile Exchange Inc. and John P. Davidson III (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the SEC on February 8, 2006, File No. 000-33379).

(d)(17)
Consulting Agreement between Chicago Mercantile Exchange Holdings Inc. and Jack Sandner, dated October 10, 2005 (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q, filed with the SEC on November 4, 2005, File No. 000-33379).

(d)(18)
Consulting Agreement between Chicago Mercantile Exchange Holdings Inc. and Leo Melamed, dated January 31, 2005 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K, filed with the SEC on February 3, 2005, File No. 001-31553).

(d)(19)
Consulting Agreement between Chicago Mercantile Exchange Holdings Inc. and Leo Melamed, dated November 14, 2005 (incorporated by reference to Exhibit 10.28 to the Company’s Form 10-K filed with the SEC on March 6, 2006, File No. 000-33379).

(g)	None.
(h)	None.

* Previously filed with the Schedule TO on August 1, 2007.
** Previously filed with Amendment No. 1 on August 9, 2007.
***Previously filed with Amendment No. 2 on August 20, 2007.
****Previously filed with Amendment No. 3 on August 23, 2007.